Exhibit 99.1

Highlights

•	Net earnings for the first quarter of 2006 were a record $19.9 million or $0.13 per share compared to $7.7 million or $0.05 per share for the first quarter of 2005.
•
Attributable gold production for the quarter was 123,000 ounces at a cash cost, as defined by the Gold Institute, of $271/oz, compared to 106,000 ounces and $273/oz respectively for the first quarter of 2005.

•	Operating cash flow for the quarter was $21.8 million, compared to $8.5 million for the first quarter of 2005.
•	Average gold spot price for the first quarter in 2006 was $554 per ounce in comparison to $427 per ounce for the same period in 2005.
•	On March 22, 2006, the acquisition of Gallery Gold Limited was completed.

Consolidated Financial Results Summary (US$000’s):
	Three Months Ended
	March 31, 2006	March 31, 2005
Net earnings	$19,851	$7,743
Operating cash flow	$21,794	$8,533
Net earnings per share - basic and diluted	$0.13	$0.05
Operating cash flow per share - basic and diluted	$0.14	$0.06
Gold produced (oz) IMG share	123,278	106,403
GI cash cost (US$/oz)*	$271	$273
Average realized gold price (US$/oz)	$553	$427

*	GI cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Management’s Discussion and Analysis of Financial Position & Results of operations
(The following report dated May 11, 2006, should be read in conjunction with the Consolidated Financial Statements for March 31, 2006 and related notes thereto which appear elsewhere in this report. All monetary amounts in this MD&A are expressed in US$ unless otherwise indicated.)

Overview

Acquisition

On March 22, 2006, the Company acquired all of the issued and outstanding shares of Gallery Gold Limited (“GGL”) in exchange for the issuance of 26,221,468 common shares. GGL, through its subsidiaries, owns a 100% interest in the Mupane gold mine in Botswana and a controlling interest in the Buckreef development project in Tanzania. The purchase price has been determined to be $201.3 million, including acquisition costs of $1.3 million and the settlement of GGL common share options for cash of $2.5 million.

The acquisition has been accounted for under the purchase method with the preliminary allocation of the fair value of the consideration to the fair value of the identifiable assets and liabilities on the closing date as set out below:
Fair Value
Assets and liabilities acquired:
(in $000’s except where noted)
Cash and cash equivalents	$935
Other current assets	16,721
Long-term assets	228,012
Goodwill	73,038
Current liabilities	(27,719)
Long-term liabilities	(89,718)
$201,269

The financial results for GGL for the nine day period from March 22 to March 31 have been determined to be immaterial to the full quarter results for IAMGOLD. As a result, the nine day period has been excluded from the financial position and results of operations.

Financial Results

Net earnings for the first quarter of 2006 were $19.9 million or $0.13 per share compared to $7.7 million or $0.05 per share for the first quarter of 2005. The increase in earnings is mainly a result of higher gold prices and exceptional production and cost containment at the Yatela mine in Mali.

Operating cash flow for the first quarter of 2006 was $21.8 million or $0.14 per share compared to $8.5 million or $0.05 per share for the first quarter of 2005. The increase is a result of higher gold prices and improved performance at the Sadiola and Yatela operations and dividend distributions of $5.9 million received from the Tarkwa and Damang operations. In addition, loan repayments of $6.3 million were received from Tarkwa. These loan repayments are classified as investing cash flow.

Summarized Financial Results
(in $000’s except where noted)
	2006	2005				2004
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr
Net earnings	19,851	$6,178	$4,198	$2,375	$7,743	$2,897	$908	$622
Net earnings per share - basic and diluted	0.13	0.04	0.03	0.02	0.05	0.02	0.01	0.00

Operating cash flow (deficiency)	21,794	18,002	1,828	5,680	8,533	(4,713)	18,886	(6,263)
Operating cash flow (deficiency) per share
- basic and diluted	0.14	0.12	0.01	0.04	0.06	(0.03)	0.13	(0.04)

Cash, short-term deposits and gold bullion (at cost)	133,323	94,374	90,799	88,572	84,361	85,436	93,017	94,900
(at market)	170,864	121,673	112,204	104,626	98,998	101,260	105,920	104,904
Gold produced (000 oz - IMG share)	123	117	109	114	106	119	99	108
Weighted average GI cash cost
($/oz - IMG share)*	271	276	281	275	273	253	255	243
Gold spot price ($/oz)**	554	485	439	427	427	434	401	393

*	Weighted average Gold Institute cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information to the Management’s Discussion and Analysis for reconciliations to GAAP.
*	Average gold price as per the London pm fix.

IAMGOLD Attributable Production and Costs

	2006	2005
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Production (000 oz)
Sadiola - 38%	42	43	44	43	38
Yatela - 40%	33	31	21	23	23
Tarkwa - 18.9%	36	32	33	37	35
Damang - 18.9%	12	11	11	11	10
Total production	123	117	109	114	106
Total cash cost ($/oz - IMG share)*	294	304	299	292	283
GI cash cost ($/oz - IMG share)*	271	276	281	275	273

*	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production at the four operating mines was 16% ahead of production from the first quarter of 2005 as all operations performed reasonably well.

IAMGOLD’s attributable share of gold production in 2006 from the above four operating mines remains forecast at 480,000 ounces for the full year, with estimated total cash cost per ounce, as defined by the Gold Institute, of $295 per ounce for the year.

Results of Operations

Mining Interests

($ 000’s)	March 31, 2006	March 31, 2005
Gold sales	$42,751	$27,230
Mining costs	21,026	18,452
Depreciation and depletion	6,105	4,727
Earnings from mining interests	$15,620	$4,051

The Company records its proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mines.

The Company’s share of Sadiola and Yatela revenue in 2006 was 57% higher than the first quarter of 2005 due to a 29% increase in gold price and a 22% increase in production. The average gold revenue at Sadiola and Yatela was $554 per ounce in the first quarter of 2006 compared to $429 per ounce for the same period in 2005. Average gold spot price for the first quarter in 2006 was $554 per ounce in comparison to $427 per ounce for the same period in 2005.

The Company’s share of Sadiola and Yatela operating expenses in 2006 was 5% higher than the first quarter of 2005 as a result of the increased production and revenue-based costs. Consolidated Gold Institute cash costs at Sadiola and Yatela declined to $244 per ounce in the first quarter of 2006 versus $280 per ounce for the same period in 2005.

In the fourth quarter of 2005, the Government of Mali conducted an audit of taxes for the Sadiola and Yatela operations. As a result of the audit, the Government made claims for unpaid taxes in excess of $6.0 million. The Company disputes these claims but made a partial provision of $0.9 million against its share of the claims in the 2005 year-end accounts. In the first quarter of 2006, the Company has recorded an additional $1.7 million expense as full provision of its share of the claim.

For the Company’s mines in Mali, the fourth quarter of any given year normally includes five to six additional operating days as compared to the first quarter of the subsequent year. This difference should be taken into account when quarterly comparisons of performance measures are made.

Sadiola Mine (IAMGOLD interest - 38%)
Summarized Results
100% Basis
	2006	2005
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	5,020	5,300	3,720	5,710	4,600
Ore milled (000t)	1,110	1,320	1,360	1,170	1,180
Head grade (g/t)	3.5	3.0	2.9	3.7	3.4
Recovery (%)	88	88	92	82	80

Gold production - 100% (000 oz)	111	112	116	113	101
Gold sales - 100% (000 oz)	111	116	117	110	102

Gold revenue ($/oz)*	553	485	439	427	429
Direct cash costs ($/oz)**	285	298	244	282	295
Production taxes ($/oz)**	33	30	26	25	26
Total cash costs ($/oz)**	318	328	270	307	321
Stockpile adjustments ($/oz)**	(45)	(39)	(26)	(46)	(33)
GI cash cost ($/oz)**	273	289	244	261	288

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Tonnages mined for the first quarter are 5% lower and 10% higher than achieved in the fourth and first quarters of 2005. Tonnages milled during the first quarter was 16% lower than the fourth quarter of 2005 but comparable to the first quarter of 2005. The reduction results mainly from the higher number of operating days in the fourth quarter.

Direct cash costs, at $31.6 million, were lower than the $33.4 million recorded during the first quarter of 2005 due to lower reagent costs. Per ounce cash costs were lower in the first quarter of 2006 at $273, primarily due to higher production.

Engineering work continues on the gravity concentration project for the mill. The objective is to improve recovery by 3%. A fresh sample of deep sulphide ore (2.5 million tonnes) was drilled in the first quarter and shipped to laboratories for metallurgical testing, also with the objective of improving overall recoveries and designing a cost effective plant.

Additions to capital assets at Sadiola amounted to $1.4 million for the first quarter of 2006. $0.8 million of this amount was spent on the purchase of mining equipment, $0.3 million for the 115 house extension of the mine village and the remainder was spent on a variety of smaller capital projects. Exploration expenditures for the first quarter amounted to $0.4 million, of which $0.2 million was capitalized.

During the quarter, Sadiola made a profit distribution of $10.0 million, with IAMGOLD’s share being $3.8 million. Subsequent to quarter-end, an additional profit distribution of $10.0 million, with IAMGOLD’s share being $3.8 million, was received. Operating cash flow at Sadiola for the first quarter of 2006 was $20.4 million.

Yatela Mine (IAMGOLD interest - 40%)
Summarized Results
100% Basis
	2006	2005
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	2,310	3,170	2,780	4,250	4,200
Ore crushed (000t)	820	820	720	800	810
Head grade (g/t)	4.5	4.0	2.8	2.5	2.6
Gold stacked (oz)	119	105	65	64	68

Gold production - 100% (000 oz)	82	78	54	57	58
Gold sales - 100% (000 oz)	87	80	48	55	62

Gold revenue ($/oz)*	555	487	438	428	428
Direct cash costs ($/oz)**	200	226	328	283	248
Production taxes ($/oz)**	36	31	24	26	29
Total cash costs ($/oz)**	236	257	352	309	277
Cash cost adjustments ($/oz)**	(29)	(36)	(52)	(3)	(9)
GI cash cost ($/oz)**	207	221	300	306	268

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production for the first quarter of 2006 was 5% and 41% higher than production in the fourth and first quarters of 2005. Gold production for 2006 has been positively impacted by higher grades and recoveries as the mine has now moved to the high grade portion of the orebody. Tonnes mined was 27% and 45% lower than the fourth and first quarters of 2005 due to less waste stripping, and access restrictions at the pit bottom.

A pit cutback and deepening of the Yatela pit has been approved. Stripping will commence in May. The current expectation is that the cutback will add in excess of 350,000 ounces of production over the life of the mine and extend production to the first half of 2009. The capital component of the plan is $5.7 million primarily for additional leach pads.

Direct cash costs for the quarter were $16.4 million, which is higher than the $14.3 million recorded in the first quarter of 2005. This increase is primarily a result of the increase in production and an increase in revenue-based costs. Gold Institute cash costs of $207 per ounce were 6% lower than the fourth quarter of 2005 as a result of good performance on all fronts. Results for the second quarter are expected to remain at attractive levels with a tail off for the remainder of the year.

Capital expenditures at Yatela totaled $0.1 million for the first quarter of 2006. This is expected to significantly increase for the remainder of the year as a result of the pit cutback.

During the quarter, Yatela made loan repayments of $26.0 million, with IAMGOLD’s share being $9.6 million. Final settlement of Yatela shareholder loans are expected to be made in the second quarter and dividend distributions are expected to begin in the third quarter of this year. Operating cash flow at Yatela for the first quarter was $23.5 million.

Working Interests
	Three Months Ended
($ 000’s)	March 31, 2006	March 31, 2005
Tarkwa	$7,185	$5,278
Damang	$1,616	$444
Earnings from working interests	$8,801	$5,722

The Company records on its consolidated statement of earnings, the proportionate share of the profits from its working interests in the Tarkwa mine and the Damang mine.

Earnings from working interests improved 54% in the first quarter of over the same period in 2005 as a result of higher gold prices, a 6% increase in production and a lower effective tax rate. This improvement is offset by an increase in cash costs at both mines. Both the first quarter of 2006 and 2005 include a non-cash and non-recurring increase to earnings relating to future taxes at Tarkwa and Damang of $1.9 million and $2.1 million (IMG share), respectively as a result of a general reduction of effective tax rates in Ghana from 29% to 25% in 2006 and 35% to 29% in 2005

The Company’s share of amortization and depreciation expense recorded in the determination of the above earnings are $2.1 million and $2.6 million for the first quarter of 2006 and 2005 respectively.

Tarkwa Mine (IAMGOLD interest - 18.9%)
Summarized Results
100% Basis
	2006	2005
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	23,850	22,410	24,060	21,870	21,120
Tonnes mined (000t) - Pre-stripping	3,190	-	-	-	-
Heap Leach:
Ore crushed (000t)	4,370	4,030	4,140	4,220	4,070
Head grade (g/t)	1.2	1.2	1.2	1.3	1.2
Gold stacked (000 oz)	165	157	157	175	150
Recovery (%)	75	77	76	77	80
Gold production (000 oz)	120	111	120	136	126
CIL:
Ore milled (000t)	1,300	1,130	1,140	1,180	1,160
Head grade (g/t)	1.7	1.6	1.5	1.7	1.8
Recovery (%)	97	98	97	98	97
Gold production (000 oz)	72	56	54	63	59

Total gold production & sales - 100% (000 oz)	192	167	174	199	185

Gold revenue ($/oz)*	552	482	437	429	428
Direct cash costs ($/oz)**	289	297	280	237	223
Production taxes ($/oz)**	17	14	13	13	13
Total cash costs ($/oz)**	306	311	293	250	236
Gold-in-process adjustments ($/oz)**	(2)	(16)	(3)	5	2
GI cash cost ($/oz)**	304	295	290	254	238

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production in the first quarter of 2006 was 15% and 4% higher than production in the fourth and first quarters of 2005. Higher tonnages crushed and milled are the main factors in the increase in production. Tonnes mined remain at high levels. In addition, pre-stripping at the Teberebie pit began in the first quarter of 2006 in order to release sufficient ore for the CIL plant. This additional stripping has been capitalized. The CIL plant had record throughput during the quarter.

During the first quarter preliminary engineering work has begun on expanding the CIL plant. Final expansion tonnage will depend on the outcome of this work. The expansion of the North Heap leach facility continued during the quarter.

Direct cash costs for the first quarter of 2006 were $55.6 million, which is higher than the $41.3 million recorded in the first quarter of 2005 as a result of increases in volumes mined and higher fuel, cement and cyanide prices. Gold Institute cash costs of $304 per ounce were 3% higher than the fourth quarter of 2005.

Capital expenditures were $16.0 million during the first quarter of 2006. $3.6 million was spent on leach pad expansions, $3.6 million was spent on the Teberebie pre-stripping, $3.0 million was spent on the mining fleet and the remaining was spent on other smaller capital projects.

During the first quarter, Tarkwa made profit distributions of $50.0 million, with IAMGOLD’s share being $10.3 million. $4.0 million of the amount received is classified as a dividend and the remaining $6.3 million is classified as a loan repayment, which is classified as an investing activity. Cash balances at Tarkwa as at March 31, 2006 were $36.1 million. Further cash distributions will be dependant on a decision on the mill expansion.

Damang Mine (IAMGOLD interest - 18.9%)
Summarized Results
100% Basis
	2006		2005
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	4,180	3,890	3,730	3,810	3,120
Tonnes mined (000t) - Pit cut back	2,570	1,990	1,550	-	-
Ore milled (000t)	1,380	1,320	1,330	1,260	1,260
Head grade (g/t)	1.5	1.5	1.5	1.5	1.4
Recovery (%)	93	93	93	92	91

Gold production & sales - 100% (000 oz)	62	60	57	58	54

Gold revenue ($/oz)*	550	481	438	428	429
Direct cash costs ($/oz)**	317	305	322	330	302
Production taxes ($/oz)**	17	14	13	13	13
Total cash costs ($/oz)**	334	319	335	343	315
Gold-in-process adjustments ($/oz)**	11	11	36	0	30
GI cash cost ($/oz)**	345	330	371	343	345

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production in the first quarter of 2006 was 3% and 15% higher than production in the fourth and first quarters of 2005. Higher tonnages crushed and milled are the main factors in the increase in production. Tonnes mined remain at high levels.

The main Damang pit cut back, started in the third quarter 2005, remains ahead of schedule. Work continued on raising the walls of the east tailings dam.

Direct cash costs for the first quarter of 2006 were $19.7 million, which is higher than the $16.3 million spent during the same period in 2005 due mainly to increased operating strip ratios. Gold Institute cash costs were $345 per ounce, which is 5% higher than the fourth quarter of 2005 but comparable to the first quarter of 2005.

Capital expenditures were $8.1 million for the first quarter of 2006, of which $6.3 million was spent on the pit cut back and the remainder was spent on a variety of small capital projects.

During the first quarter, Damang made profit distributions of $10.0 million, with IAMGOLD’s share being $1.9 million. Cash balances at Damang as of March 31, 2006 were $32.1 million.

Royalty Interests

	Three Months Ended
($ 000’s)	March 31, 2006	March 31, 2005
Gold Royalties
Revenue	$(83)	$706
Amortization	(61)	344
Diamond Royalties
Revenue	1,813	1,557
Amortization	959	818
Earnings from Royalty Interests	$832	$1,101

On April 25, 2006, the Company sold the majority of its gold royalty interests for $21.9 million. Royalty revenues attributable to the Company in the first quarter were included in the sale. As a result, earnings from royalty interests in the first quarter of 2006 are 24% lower than the first quarter of 2005. Negative gold royalty revenue and amortization is a result of an overstatement of accrued revenues in 2005. The Company will continue to receive royalty revenue from the Diavik diamond mine in Canada.

Corporate Administration and Other

Corporate administration at $2.6 million for the first quarter of 2006 is higher than the $2.0 million for the first quarter of 2006 due to general increases in costs and expenditures.

Exploration expenditures of $2.2 million in the first quarter of 2006 were higher than the $1.2 million expended in the first quarter of 2005 due to a late start in the 2005 exploration program. Exploration expenditures relating to the Quimsacocha project are being capitalized and constitute $0.9 million of the $2.2 million total. The exploration budget for the first six months of 2006 is $7.4 million with $4.2 million relating to the Quimsacocha project.

Cash Flow

Operating cash flow was $21.8 million for the first quarter of 2006 compared to $8.5 million for the same period in 2005. The increase in operating cash flow is a result of improved performances at the Sadiola and Yatela operations, increased gold prices and $5.9 million of dividend distributions received from the Tarkwa and Damang operations during the quarter. Cash distributions from Tarkwa are expected to continue in 2006.

Financing cash flow was negative $3.3 million in the first quarter of 2006 compared to negative $6.1 million in the first quarter of 2005. The change is mainly a result of an increased number of options exercised.

Investing cash flow was $5.2 million in the first quarter of 2006 compared to negative $3.7 million in the first quarter of 2005. The increase in cash flow is mainly a result of loan repayments received from Tarkwa of $6.3 million during the quarter. In respect of investing activities at the Sadiola and Yatela operations, $0.7 million was expended during the first quarter of 2006.

Liquidity and Capital Resources

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

Working Capital

The Company’s consolidated working capital position is set out below (in $ millions):
	March 31, 2006	December 31, 2005
Working Capital	$130.6	$114.5
Current Ratio	3.5	5.0

Cash and Short-Term Deposits

Consolidated cash balances totaled $84.5 million at March 31, 2006 compared to $61.4 million at year-end 2005, and can be segmented as follows (in $ millions):
	March 31, 2006	December 31, 2005
Corporate cash and short-term deposits	$74.3	$53.4
Joint venture cash	10.2	8.0
Total	$84.5	$61.4

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations. Cash balances exclude the Company’s proportionate share of cash balances held at the Tarkwa and Damang mines which equate to $6.8 million and $6.1 million respectively as at March 31, 2006 and $8.6 million and $7.7 million respectively as at December 31, 2005.

Corporate cash and short-term deposits increased by $20.8 million in the first quarter of 2006 compared to a decrease of $6.5 million in the same period of 2005. Cash flows that determined these changes are shown below (in $ millions):

	Three Months Ended
	March 31, 2006	March 31, 2005
Inflows
Tarkwa cash receipts	$10.3	$-
Yatela cash receipts	9.6	-
Share issuances, net of share issue costs	8.5	1.2
Sadiola cash receipts	3.8	-
Damang cash receipts	1.9	-
Royalties received, net of withholding taxes and gold bullion receipts	1.7	1.9
Interest income	0.9	0.2
Foreign exchange gain on cash balances	-	0.1
Other	-	0.3
	$36.7	$3.7

Outflows
Dividends	$8.9	$7.3
Gallery Gold acquisition transaction costs, net of cash acquired	2.1	-
Exploration, development and exploration administration	2.2	1.2
Corporate administration and taxes	2.2	1.6
Other assets	0.1	-
Foreign exchange loss on cash balances	0.2	-
Other	0.2	0.1
	$15.9	$10.2
Net inflow (outflow)	$20.8	$(6.5)

The impact on corporate cash balances resulting from the Gallery acquisition is as follows (in $millions):
Cash balance acquired	$0.9
Purchase of Gallery options	(2.5)
Transaction costs	(0.5)
$(2.1)

In addition, the Company paid $0.7 million in 2005 for transaction costs.

Gold Bullion

At March 31, 2006, the accumulated gold bullion balance was 148,442 ounces at an average cost of $329 per ounce for a total cost of $48.9 million. The market value of the bullion was $86.4 million using a March 31, 2006 gold price of $582 per ounce.

● ● ● ●

Some of the disclosures included in this interim report for the first quarter of 2006 represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstances, future performances may differ materially from projections.

The Corporation’s auditors have not reviewed the contents of this MD&A or the accompanying financial statements.

As at May 11, 2006, the number of shares issued and outstanding of the Corporation was 175.6 million.

For further information contact:
Joseph F. Conway		Grant A. Edey
President & Chief Executive Officer		Chief Financial Officer
Tel: (416) 360-4710	North America Toll-Free: 1 (888) IMG-9999	Fax: (416) 360-4750

Please note:

This entire press release may be accessed via fax, email, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s email press release list, please contact us at info@iamgold.com.

Supplemental Information to the Management’s Discussion and Analysis

Non-GAAP Performance Measures

The Company has included cash cost per ounce data, which are non-GAAP performance measures, in order to provide investors with information about the cash generating capabilities and profitability of the Company’s mining operations and comparability to other gold producers. The Company reports total cash cost per ounce wherein the cash cost equals the sum of operating costs inclusive of production-based taxes and management fees. The Company also reports Gold Institute cash cost per ounce data in accordance with the Gold Institute Standard, which the Company believes most gold producers follow. GI cash cost equals total cash cost, as described previously, adjusted for the inclusion of certain cash costs incurred in prior periods or the exclusion of certain cash costs incurred in the current period related to future production such as stockpiling, gold in process and stripping costs. These measures differ from measures determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

(in $000's except where noted)	2006	2005
	Q1	Q4	Q3	Q2	Q1
Net earnings from joint ventures and working interests:
Joint ventures:
Sadiola	$4,463	$1,846	$3,328	$1,632	$1,427
Yatela	8,139	3,893	1,521	965	1,874
Working interests:
Tarkwa	7,185	2,828	2,259	3,371	5,278
Damang	1,616	831	292	164	444
As per segmented information note to financial statements	$21,403	$9,398	$7,400	$6,132	$9,023
Sadiola (38% proportionate share):
Gold revenue	$23,361	$21,377	$19,464	$17,855	$16,597
Mining costs:
Total cash costs	(13,442)	(13,963)	(11,917)	(13,202)	(12,259)
Stockpile movement	1,897	1,686	1,135	1,987	1,273
Gold Institute cash costs	(11,545)	(12,277)	(10,782)	(11,215)	(10,986)
Change in bullion inventory	21	(242)	(20)	147	(38)
Exploration expensed	(145)	(50)	(75)	(181)	(62)
Foreign exchange, interest and other	(1,456)	(3,797)	(313)	(1,157)	(774)
Other non-cash adjustments	25	133	132	131	340
	(1,555)	(3,956)	(276)	(1,060)	(534)
Mining costs	(13,100)	(16,233)	(11,058)	(12,275)	(11,520)
	10,261	5,144	8,406	5,580	5,077
Depreciation	(2,521)	(3,283)	(3,312)	(3,094)	(2,900)
Income taxes	(3,277)	(15)	(1,766)	(854)	(750)
Net earnings from Sadiola	$4,463	$1,846	$3,328	$1,632	$1,427
Gold production - 100% (000 oz)	111	112	116	113	101
Gold production - 38% (000 oz)	42	43	44	43	38
Total cash costs per ounce ($/oz)	$318	$328	$270	$307	$321
Gold Institute cash costs per ounce ($/oz)	$273	$289	$244	$261	$288

(in $000's except where noted)	2006	2005
	Q4	Q4	Q3	Q2	Q1
Yatela (40% proportionate share):
Gold revenue	$19,390	$15,617	$8,440	$9,410	$10,633
Mining costs:
Total cash costs	(7,775)	(8,032)	(7,541)	(6,998)	(6,374)
Cash cost adjustments:
Stockpile movement	1,175	(144)	(1,879)	(1,741)	(429)
Deferred stripping	(939)	1,538	3,199	1,766	249
Gold in process	738	(273)	(194)	49	382
	974	1,121	1,126	75	202
Gold Institute cash costs	(6,801)	(6,911)	(6,415)	(6,924)	(6,172)
Change in bullion inventory	(531)	(471)	747	255	(611)
Exploration expensed	(8)	-	-	-	-
Foreign exchange, interest and other	(762)	(1,528)	152	(129)	(130)
Other non-cash adjustments	176	98	75	153	(19)
	(1,125)	(1,901)	974	279	(760)
Mining costs	(7,926)	(8,812)	(5,441)	(6,645)	(6,932)
	11,464	6,805	2,999	2,765	3,701
Depreciation	(3,584)	(2,912)	(1,478)	(1,800)	(1,827)
Income taxes	259	-	-	-	-
Net earnings (loss) from Yatela	$8,139	$3,893	$1,521	$965	$1,874
Gold production - 100% (000 oz)	82	78	54	57	58
Gold production - 40% (000 oz)	33	31	21	23	23
Total cash costs per ounce ($/oz)	$236	$257	$352	$309	$277
Gold Institute cash costs per ounce ($/oz)	$207	$221	$300	$306	$268

Tarkwa (18.9% proportionate share):
Gold revenue	$20,079	$15,188	$14,387	$16,154	$14,954
Mining costs:
Total cash costs	(11,110)	(9,801)	(9,654)	(9,384)	(8,252)
Gold in process	65	524	102	(183)	(77)
Gold Institute cash costs	(11,045)	(9,277)	(9,552)	(9,567)	(8,329)
Interest income (expense)	(33)	(119)	248	136	130
Mining costs	(11,078)	(9,396)	(9,304)	(9,431)	(8,199)
	9,001	5,792	5,083	6,723	6,755
Depreciation	(1,984)	(1,756)	(1,837)	(1,898)	(2,201)
Income taxes	168	(1,208)	(987)	(1,454)	724
Net earnings from Tarkwa	$7,185	$2,828	$2,259	$3,371	$5,278
Gold production - 100% (000 oz)	192	167	174	199	185
Gold production - 18.9% (000 oz)	36	32	33	37	35
Total cash costs per ounce ($/oz)	$305	$311	$293	$249	$236
Gold Institute cash costs per ounce ($/oz)	$304	$295	$290	$254	$238

(in $000's except where noted)	2006	2005
	Q4	Q4	Q3	Q2	Q1
Damang (18.9% proportionate share):
Gold revenue	$6,447	$5,474	$4,733	$4,713	$4,367
Mining costs:
Total cash costs	(3,916)	(3,631)	(3,620)	(3,778)	(3,209)
Gold in process	(128)	(123)	(388)	(4)	(311)
Gold Institute cash costs	(4,044)	(3,754)	(4,008)	(3,782)	(3,520)
Exploration expensed	(57)	(107)	(119)	(63)	(74)
Interest income (expense)	19	(129)	138	110	48
Mining costs	(4,082)	(3,990)	(3,989)	(3,735)	(3,546)
	2,365	1,484	744	978	821
Depreciation	(278)	(250)	(295)	(481)	(381)
Income taxes	(471)	(403)	(157)	(333)	4
Net earnings from Damang	$1,616	$831	$292	$164	$444
Gold production - 100% (000 oz)	62	60	57	58	54
Gold production - 18.9% (000 oz)	12	11	11	11	10
Total cash costs per ounce ($/oz)	$334	$319	$335	$343	$315
Gold Institute cash costs per ounce ($/oz)	$345	$330	$371	$343	$345

Total joint ventures and working interests:
Gold revenue	$69,277	$57,656	$47,024	$48,132	$46,551
Mining costs:
Total cash costs	(36,243)	(35,427)	(32,732)	(33,362)	(30,094)
Total cash adjustments	2,808	3,208	1,975	1,874	1,087
Gold Institute cash costs	(33,435)	(32,219)	(30,757)	(31,488)	(29,007)
Other adjustments	(2,751)	(6,212)	965	(598)	(1,190)
Mining costs	(36,186)	(38,431)	(29,792)	(32,086)	(30,197)
	33,091	19,225	17,232	16,046	16,354
Depreciation	(8,367)	(8,201)	(6,922)	(7,273)	(7,309)
Income taxes	(3,321)	(1,626)	(2,910)	(2,641)	(22)
Net earnings from all mines	$21,403	$9,398	$7,400	$6,132	$9,023
Attributable production (000 oz)	123	117	109	114	106
Weighted average Total cash
costs per ounce ($/oz)	$294	$304	$299	$292	$283
Weighted average Gold Institute
cash costs per ounce ($/oz)	$271	$276	$281	$275	$273

Consolidated Statements of Earnings and Retained Earnings
(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended March 31, 2006
	Three months ended
	March 31, 2006	March 31, 2005
Revenue:
Gold sales	$42,751	$27,230
Royalties	1,730	2,263
	44,481	29,493

Expenses:
Mining costs	21,026	18,452
Depreciation and depletion	6,105	4,727
Amortization of royalty interests	898	1,162
	28,029	24,341
	16,452	5,152
Earnings from working interests	8,801	5,722
	25,253	10,874
Other expenses (income):
Corporate administration	2,646	1,954
Exploration	1,289	1,157
Foreign exchange	174	(156)
Investment income	(856)	(91)
	3,253	2,864
Earnings before income taxes	22,000	8,010
Income taxes (recovery):
Current	3,129	936
Future	(980)	(669)
	2,149	267
Net earnings	19,851	7,743
Retained earnings, beginning of period	54,021	42,397
Retained earnings, end of period	$73,872	$50,140

Number of common shares (000's)
Average outstanding during period	151,872	145,835
Outstanding at end of period	175,586	146,116

Net earnings per share (basic and diluted)	$0.13	$0.053

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheet
(unaudited)
(United States Dollars in 000’s, except per share data)

As at March 31, 2006
	As at	As at
	March 31, 2006	December 31, 2005
ASSETS

Current assets:
Cash and cash equivalents (note 2)	$69,136	$45,534
Short term deposits	15,335	15,823
Gold bullion (market value $86,393; Dec. 31, 2005 - $76,139) (note 3)	48,852	48,840
Accounts receivable and other	22,157	20,267
Inventories	26,813	12,825
	182,293	143,289
Ore stockpiles	20,334	17,940
Long-term receivables	16,814	13,600
Working interests	89,416	92,762
Royalty interests	50,584	51,482
Mining interests	197,922	70,716
Deferred exploration	95,835	962
Other assets	3,360	3,347
Goodwill	147,924	74,886
	$804,482	$468,984

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$31,470	$19,892
Current portion of loans payable (note 4)	4,950	-
Current portion of hedge liability	15,290	-
Dividends payable	-	8,870
	51,710	28,762
Long-term liabilities:
Long-term portion of loans payable (note 4)	15,688	6,924
Future income tax liability	45,157	14,791
Asset retirement obligations	10,103	7,506
Long-term portion of hedge liability	40,817	-
Gold call option	3,604	-
	115,369	29,221
Shareholders' equity:
Common shares (Issued: 175,586,000 shares) (note 5)	559,443	352,606
Stock-based compensation (note 5(a))	4,383	4,671
Share purchase loans	(295)	(296)
Retained earnings	73,872	54,021
	637,403	411,002
	$804,482	$468,985

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows
(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended March 31, 2006
	Three months ended
	Mar. 31, 2006	Mar. 31, 2005

Operating activities:
Net earnings	$19,851	$7,743
Items not affecting cash:
Earnings from working interests, net of dividends	(2,929)	(5,722)
Depreciation, depletion and amortization	7,037	5,905
Future income taxes	(980)	(669)
Stock-based compensation	496	189
Unrealized foreign exchange losses (gains)	169	(107)
Change in non-cash current working capital	5,715	2,010
Change in non-cash long-term working capital	(7,565)	(816)
	21,794	8,533
Financing activities:
Issue of common shares, net of issue costs	8,537	1,166
Dividends paid	(8,870)	(7,276)
Repayments of non-recourse loans	(2,975)	(4)
	(3,308)	(6,114)
Investing activities:
Gallery Gold transaction costs, net of cash acquired (note1)	(2,146)	-
Mining interests	(661)	(3,418)
Deferred exploration	(923)	-
Note receivable	2,151	(72)
Distributions received from working interests	6,275	-
Short term deposits	488	(1)
Gold bullion royalties	(12)	(212)
Other assets	(56)	(4)
	5,116	(3,707)
Increase (decrease) in cash and cash equivalents	23,602	(1,288)
Cash and cash equivalents, beginning of period	45,534	37,152
Cash and cash equivalents, end of period	$69,136	$35,864

Supplemental cash flow information:
Interest paid	$746	$-
Income taxes	3,129	936

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Statements
(unaudited)
(Tabular amounts in thousands of United States Dollars except per share data)

For the period ended March 31, 2006

The interim consolidated financial statements of IAMGOLD Corporation ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2005. The results of operations for the three-month period are not necessarily indicative of the results to be expected for the full year.

1.	Acquisition

On March 22, 2006, the Company acquired all of the issued and outstanding shares of Gallery Gold Limited (“GGL”) in exchange for the issuance of 26,221,468 common shares. GGL, through its subsidiaries, owns a 100% interest in the Mupane gold mine in Botswana and a controlling interest in the Buckreef development project in Tanzania. The purchase price has been determined to be $201.3 million, including acquisition costs of $1.3 million and the settlement of GGL common share options for cash of $2.5 million.

The acquisition has been accounted for under the purchase method. The preliminary allocation of the fair value of the consideration to the fair value of the identifiable assets and liabilities on the closing date are set out below.

Fair Value
Assets and liabilities acquired:
Cash and cash equivalents	$935
Accounts receivable and other	3,483
Inventories and stockpiles	13,238
Marketable securities	472
Mining interests	133,590
Exploration and development	93,950
Goodwill	73,038
Accounts payable and other liabilities	(7,479)
Loans payable	(16,588)
Hedge liability	(56,107)
Gold call option	(3,604)
Asset retirement obligation	(2,506)
Future tax liability	(31,153)
$201,269
Consideration paid:
Issue of 26,221,468 common shares of the Company	$197,448
Settlement of GGL common share options	2,472
Cost of acquisition	1,349
$201,269

2.	Cash and Cash Equivalents

	March 31, 2006	December 31, 2005
Corporate	$58,887	$37,576
Joint ventures	10,249	7,958
	$69,136	$45,534

3.	Gold Bullion:

As at March 31, 2006, the Company held 148,442 ounces of gold bullion at an average cost of $329 per ounce for a total cost of $48.9 million. The market value of this gold bullion, based on the market close price on March 31, 2006 of $582 per ounce was $86.4 million.

4.	Loans Payable:

	March 31, 2006	December 31, 2005
Mupane loan	$16,588	$-
Yatela loan (a)	4,050	6,924
	20,638	6,924
Current portion of Mupane loan	4,950	-
	$15,688	$6,924

(a) The Yatela loan is a non-recourse loan repayable out of cash flow generated by the Yatela operation.

5.	Share Capital:

Authorized: Unlimited first preference of shares, issuable in series Unlimited second preference shares, issuable in series Unlimited common shares Issued and outstanding common shares are as follows:

	Number of shares	Amount
Issued and outstanding, December 31, 2005	147,648,127	$352,606
Shares issued on acquisition of GGL (note 1)	26,221,468	197,448
Exercise of options	1,697,734	9,241
Share bonus issued	10,390	86
Share purchase plan	8,546	62
Issued and outstanding, March 31, 2006	175,586,265	$559,443

(a)	Stock-based compensation:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company’s share option plan as of March 31, 2006 and changes during the three months then ended is presented below. All exercise prices are denominated in Canadian dollars.

	Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,076,242	$6.62
Granted	845,000	10.75
Exercised Q1, 2003	(1,697,734)	5.81
Forfeited	-	-

Outstanding, March 31, 2006	3,223,508	8.13
Options exercisable, March 31, 2006	1,776,286	6.74

The Company accounts for all stock-based compensation granted on or after January 1, 2002, using the fair value based method.

The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 1%, volatility factor of the expected market price of the Company’s common stock of 37%; and a weighted average expected life of these options of 4 or 8 years. The estimated fair value of the options is expensed over the options’ vesting period of 3 years and recorded as stock-based compensation within shareholders’ equity. As options are exercised, these corresponding values are transferred to the common share account within shareholders’ equity. For the three months ended March 31, 2006, $0.4 million was recorded as compensation expense.

The Company has a share purchase plan for employees whereby the Company will match the participants’ contribution to purchase a maximum of 750,000 common shares. The plan was activated in 2005 and $0.03 million was recorded as compensation expense and 8,546 restricted common shares were issued to employees during the three months ended March 31, 2006. Common shares issued under the share purchase plan are restricted for one year.

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded. The Company awarded share bonuses totaling 3,000 shares for the three months ended March 31, 2006 to non-executive board members and recorded $0.03 million as compensation expense. The Company awarded 22,172 restricted common shares with a value of Cdn$0.2 million in 2004 and 66,700 restricted common shares with a value of Cdn$0.7 million in 2006 which are to be issued over a three-year vesting period, of which 7,390 shares were issued and $0.1 million was recorded as compensation expense for the three months ended March 31, 2006.

6.	Segmented Information:

	(a)	The preliminary allocation of the Company’s assets, liabilities, revenue and expenses to the appropriate reporting segments identified by the Company is as follows:

				Exploration and
March 31, 2006	Mali	Ghana	Botswana	Development	Corporate	Total
Cash and gold bullion	$10,249	$-	$1,866	$1,951	$119,257	$133,323
Other current assets	31,187	-	15,976	627	1,180	48,970
Long-term assets	101,489	-	153,243	149,220	69,661	473,613
Long-term assets related to working interests		148,576				148,576
	$142,925	$148,576	$171,085	$151,798	$190,098	$804,482
Current liabilities	$21,263	$-	$22,283	$4,493	$3,671	$51,710
Long-term liabilities	11,921	-	68,060	21,658	13,730	115,369
	$33,184	$-	$90,343	$26,151	$17,401	$167,079

				Exploration and
December 31, 2005	Mali	Ghana	Botswana	Development	Corporate	Total
Cash and gold bullion	$7,958	$-	$-	$688	$101,551	$110,197
Other current assets	30,547	-	-	385	2,160	33,092
Long-term assets	102,007	-	-	962	70,805	173,774

Long-term assets related to working interests		151,922	-	-	-	151,922
	$140,512	$151,922	$-	$2,035	$174,516	$468,985
Current liabilities	$15,867	$-	$-	$596	$12,299	$28,762
Long-term liabilities	14,461	-	-	-	14,760	29,221
	$30,328	$-	$-	$596	$27,059	$57,983

				Exploration and
Three months ended March 31, 2006	Mali	Ghana	Botswana	Development	Corporate	Total
Revenues	$42,751	$-	-	$-	$1,730	$44,481
Earnings from working interests	-	8,801	-	-	-	8,801
Operating costs of mine	20,375	-	-	-	-	20,375
Depreciation, depletion and amortization	6,105	-	-	-	898	7,003
Exploration expense	154	-	-	1,289	-	1,443
Other expense	185	-	-	14	2,806	3,005
Interest and investment expense			-
(income), net	312	-	-	-	(856)	(544)
Income taxes	3,019	-	-	-	(870)	2,149
Net earnings (loss)	$12,601	$8,801	$-	$(1,303)	$(248)	$19,851

				Exploration and
Three months ended March 31, 2005	Mali	Ghana	Botswana	Development	Corporate	Total
Revenues	$27,230	$-	$-	-	$2,263	$29,493
Earnings from working interests	-	5,722	-	-	-	5,722
Operating costs of mine	17,487	-	-	-	-	17,487
Depreciation, depletion and amortization	4,727	-	-	-	1,162	5,889
Exploration expense	62	-	-	1,157	-	1,219
Other expense	135	-	-	(1)	1,798	1,932
Interest and investment expense
(income), net	768	-	-	(4)	(86)	678
Income taxes	750	-	-	-	(483)	267
Net earnings (loss)	$3,301	$5,722		$(1,152)	$(128)	$7,743

(b)	The Company’s share of mining asset additions at its joint ventures for the three months ended March 31, 2006 is $0.7 million (2005 - $3.4 million).

The preliminary allocation of the goodwill arising from the acquisition of GGL to the Botswana and the exploration and development reporting segments is $19.7 million and $53.4 million respectively.

(c)	The Company’s $10.2 million share of cash at March 31, 2006 (December 31, 2005 - $7.9 million) in the joint ventures is not under the Company’s direct control. The Company’s share of joint venture cash flows for the period March 31, 2006 is as follows:

	Mar. 31, 2006	Mar. 31, 2005
Cash flows from (used in) operations	$17,154	$8,724
Cash flows from (used in) financing	(2,975)	(4)
Cash flows from (used in) investments	1,490	(3,490)

7.	Contingencies and Commitments:

In December 2005, an audit claim was received from the Department of Taxation in Mali for additional taxes relating to the years 2003 and 2004 for the Sadiola and Yatela mines. Although mine management and the joint venture partners dispute the claims, a provision of $2.6 million for the full amount of the claim has been recorded in the Company’s accounts.

8.	Subsequent Event:

On April 25, 2006, the Company closed a transaction with Battle Mountain Gold Exploration Corp. (“BMGX”) whereby the Company sold a portfolio of gold royalties to that corporation. The portfolio included royalties on the Williams, El Limon, Don Mario and Joe Mann mines and the Dolores development project. Total consideration for the sale was $21.9 million, consisting of $13.9 million in cash, 12 million common shares of BMGX valued at $6 million and a $2.0 million debenture of a 100% owned subsidiary of BMGX convertible into common shares of BMGX. The common shares carry certain restrictions as to their resale. The debenture has a term of two years, carries an interest rate of 6% and is convertible into BMGX shares at a rate of $0.60 per share.

.